

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 6, 2018

<u>Via email</u>
Mr. William E. Nielsen
Chief Executive Officer and Chief Financial Officer
International Baler Corporation
5400 Rio Grande Avenue
Jacksonville, Florida 32254

> **Re: International Baler Corporation**
> **Form 10-K**
> **Filed January 26, 2018**
> **File No. 0-14443**

Dear Mr. Nielsen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended October 31, 2017

Controls and Procedures, page 11

1. Please confirm to us, if true, that management concluded that its disclosure controls and procedures were effective as of October 31, 2017 pursuant to Item 307 of Regulation S-K. Please ensure such conclusion is clearly stated in your filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Jenn Do at (202) 551-3743, Nudrat Salik at (202) 551-3692 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction